

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

July 22, 2009

Mr. Tom W. Olofson
Chairman of the Board and Chief Executive Officer
Epiq Systems, Inc.
501 Kansas Avenue
Kansas City, KS 66105-1300

> **Re: Epiq Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed April 29, 2009**
> **File No. 000-22081**

Dear Mr. Olofson:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Products, Services, and Customers

Settlement Administration Segment, page 3

1.   You disclose that 22% of total revenues in fiscal 2008 were derived from a large
        contract recognized in this segment. Please provide your analysis as to why the
        name of this customer was not required to be provided. See Item 101(c)(1)(vii) of
        Regulation S-K.

Competition, page 5

2.   We note that your discussion of the competitive conditions in your industry, while
        including your principal methods of competition, does not include a discussion
        thereafter of your competitive position relative to those of your competitors.
        Moreover, your disclosure should include a discussion of the positive and
        negative factors pertaining to your competitive position as well as a discussion of
        the advantages and disadvantages of your principal products and/or services to the
        extent known. In future filings, please provide expanded disclosure consistent
        with the requirements of Item 101(c)(1)(x) of Regulation S-K.

Item 1A. Risk Factors

"We rely on third-party hardware and software . . . .", page 9

3.   You disclose in this risk factor that you rely on software licensed from third
        parties in your service offerings. However, there is no corresponding discussion
        in your business section of the importance or duration of any such licenses.
        Please advise. See Item 101(c)(1)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operation

Management's Overview, page 21

4.   Please tell us what consideration you have given to expanding your overview to
        discuss your key prospects for future growth and material opportunities, as well as
        any currently known trends, events and uncertainties that are reasonably expected
        to have a material impact on your liquidity, capital resources and/or results of
        operations, to give investors a better understanding of what the company's
        executives are most focused on in both the short and long-term. For example, in

your latest earnings call for the first quarter ended March 31, 2009 your Chief Operating Officer, Chris Olofson, discussed pricing pressure for your electronic discovery services, and delays from signed customers in beginning projects due to budgetary constraints at large law firms and corporations; he also discussed some of your key prospects for growth, namely being the introduction of new complementary services to pursue broader client engagements, as well as new geographic reach in Brussels and Hong Kong, allowing for full service data centers in U.S., Europe, and Asia. See Section III.A of SEC Release No. 33-8350 for additional guidance.

5.   You should quantify the expected effects of any known material trends on your future results, to the extent possible. For example, we note from your disclosures on pages 4 and F-20 that you expect revenue to decline throughout 2009 as a result of the conclusion of a settlement administration contract, which comprised 22% of your consolidated revenue during the year ended December 31, 2008. Your Chief Financial Officer, Elizabeth Braham, also discussed in your first quarter earnings call the end of this digital converter project, with the second quarter being the last quarter that it should significantly contribute to settlement administration revenues. Tell us what consideration you gave to discussing any known future impact on your financial statements. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

6.   We note that bad debt expense increased in 2008 primarily as a result of several clients moving from Chapter 11 to Chapter 7 bankruptcy according to your disclosure on page 26. We further note significant increases in your accounts receivable balances as of December 31, 2008 and March 31, 2009 compared to the prior periods. In light of this, please tell us what consideration you gave to addressing the impact of any related credit risk throughout your filing. As part of your response, please address the following:

- Any trends identified in clients moving to Chapter 7 bankruptcy under the current economic environment and the related effects on your current and/or future liquidity, capital resources and/or results of operations;

- Any liquidity risks associated with the significant concentrations in accounts receivable balances, such as those from specific customers as noted from your disclosures on page F-20;

- Identifying the concentrations in the number of your clients that are in Chapter 7 versus Chapter 11 and Chapter 13 bankruptcy;

- An explanation of any changes in your ratio of days sales outstanding between periods;

- Whether there are any related significant judgments in revenue recognition that should be identified and discussed within Critical Accounting Policies; and

- Any impact on assessing the collectability of arrangement fees in determining the amount of revenue to be recognized.

Item 11. Executive Compensation, page 43

Incorporated by Reference from Definitive Proxy Statement filed on April 24, 2009

7.   Please tell us how you determined that you have included in your executive compensation discussion all of the persons covered pursuant to Item 402(a)(3)(iii) of Regulation S-K. In your response, please specifically address whether any officer(s) not named in the summary compensation table is a vice president in charge of a principal business unit, akin to Lorenzo Medizabal as head of your Bankruptcy segment, or a vice president in charge of a division or function (such as sales, administration or finance) or is an officer or person who performs a policy making function. See Exchange Act Rule 3b-7.

Compensation Discussion and Analysis

Base Salary, page 9

8.   Please clarify the "expanded responsibilities" of Elizabeth Braham that you disclose as primarily resulting in her salary increases in fiscal years 2008 and 2007, of $100,000 and $50,000 respectively.

Annual Cash and Equity Incentive and Discretionary Awards, page 9

9.   It is unclear from your disclosure how achievement of your financial objectives translates into funding your total incentive payout pool. We note that for fiscal 2008 you exceeded your maximum operating revenue target of $200 million, and that your adjusted EBITDA and non-GAAP earnings per share exceeded threshold levels of $54 million and $0.55, but were less than the maximum levels of $65 million and $0.65. However, how this translated into a total incentive payout pool of $3,774,100 does not appear evident from your disclosure, nor the reasons that the compensation committee exercised its discretion to reduce the total pool to $2,092,200. Please advise.

10.   For Mr. Mendizabal, Managing Director-Bankruptcy, you disclose that his annual incentive performance bonus is based on the operating income of his bankruptcy unit, as well as "other performance measures" for the businesses he manages,

without any discussion of what such measures were nor how achievement relative to such targeted performance goals translated into the specific payout. Please advise.

11.   In regard to the above compensation for Mr. Mendizabal, we also note that you have not disclosed the base, goal, and target levels for achievement of operating income and other performance measures. If you have omitted performance targets in reliance upon Instruction 4 to Item 402(b) of Regulation S-K, we presume that you have a competitive harm analysis supporting your decision to not disclose the targets.

Certain Relationships and Related Transactions, page 22

12.   Please disclose the policies and procedures for the review, approval, or ratification of any transaction required to be disclosed by Item 404(a) of Regulation S-K, including the $315,000 in compensation paid to Scott Olofson in fiscal 2008. See Item 404(b) of Regulation S-K for further guidance.

Signatures, page 45

13.   Your controller or principal accounting officer is required to sign your report. If Elizabeth M. Braham, your principal financial officer, also functions as such please indicate this capacity. See General Instruction D.2(a) and (b) to Form 10-K.

Item 15. Exhibits and Financial Statement Schedules

(1) Financial Statements

Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Goodwill and Identifiable Intangible Assets, page F-7

14.   We note your disclosure that you used a discounted cash flow analysis to determine the fair value of each reporting unit in your July 2008 annual impairment test. We further note from your discussion of the critical accounting policy for goodwill on page 36 that you estimate the fair value of each reporting unit using both a market approach and an income approach. Clarify how you estimate the fair value of each reporting unit and reconcile these disclosures.

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

15.   Please tell us how you considered providing five years of data pursuant to Item
        503(d) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 19

16.   In your first quarter earnings call, both your Chief Operating Officer, Chris
        Olofson, and Chief Financial Officer, Elizabeth Braham, discussed pricing
        pressure in your electronic discovery segment. They noted that you are
        attempting to counteract low cost competitors by differentiating your products by
        adding new capabilities and locations and going for the high-end of the market.
        To the extent pricing pressure has impacted revenue, please provide quantitative
        and qualitative disclosure of management's views regarding the effects of
        changing pricing. See Item 303(a)(3)(iv) of Regulation S-K.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief